T. Rowe Price Personal Strategy Funds, Inc.
         T. Rowe Price Personal Strategy Balanced Fund
         T. Rowe Price Personal Strategy Growth Fund
         T. Rowe Price Personal Strategy Income Fund

The following sentences have been added to the funds' operating policies on investing in below investment-grade or non-investment-grade debt securities:

Fund investments in high-yield bonds may be made through the T. Rowe Price Institutional High Yield Fund. The fund will not look through the Institutional High Yield Fund to that fund's underlying investments when determining compliance with investment restrictions.